September 2012 Filed pursuant to Rule 433 dated September 25, 2012 relating to Preliminary Pricing Supplement No. 345 dated September 25, 2012 Registration Statement No. 333-178081
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Dual Directional Trigger PLUS due April    , 2015
Based on the Performance of the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

The Dual Directional Trigger PLUS, or “Trigger PLUS,” are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  At maturity, if the common stock of Apple Inc., which we refer to as Apple Stock, has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of Apple Stock, subject to the maximum payment at maturity.  If Apple Stock has depreciated in value but by no more than 20%, investors will receive the stated principal amount of their investment plus an unleveraged positive return equal to the absolute value of the percentage decline.  However, if Apple Stock has depreciated by more than 20%, investors will be negatively exposed to the full amount of the percentage decline in Apple Stock and will lose 1% of the stated principal amount for every 1% of decline, without any buffer.  The Trigger PLUS are for investors who seek a common stock-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage and absolute return features that in each case apply to a limited range of performance of Apple Stock.  Investors may lose their entire initial investment in the Trigger PLUS.  The Trigger PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the Trigger PLUS are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Maturity date:	April , 2015
Valuation date:	March , 2015, subject to postponement for non-trading days and certain market disruption events
Underlying shares:	Common Stock of Apple Inc. (“Apple Stock”)
Aggregate principal amount:	$
Payment at maturity:
If the final share price is greater than the initial share price:
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level:
$10 + ($10 x absolute share return)
In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on Apple Stock.
If the final share price is less than the trigger level:
$10 × share performance factor
This amount will be less than the stated principal amount of $10, and will represent a loss of at least 20%, and possibly all, of your investment.

Leveraged upside payment:	$10 x leverage factor x share percent change
Leverage factor:	150%
Share percent change:	(final share price – initial share price) / initial share price
Absolute share return:	The absolute value of the share percent change. For example, a –5% share percent change will result in a 5% absolute share return.
Share performance factor:	final share price / initial share price
Initial share price:	$ , which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting Apple Stock
Maximum payment at maturity:	$15.90 to $16.20 per Trigger PLUS (159% to 162% of the stated principal amount), to be determined on the pricing date
Trigger level:	$ , which is 80% of the initial share price
Stated principal amount / issue price:	$10 per Trigger PLUS (see "Commissions and issue price" below)
Pricing date:	September , 2012
Original issue date:	October , 2012 (3 business days after the pricing date)
CUSIP / ISIN:	61755S685 / US61755S6853
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per Trigger PLUS	$10	$0.225	$9.775
Total	$	$	$
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each Trigger PLUS they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest.”  For additional information, see  “Description of Trigger PLUS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The Trigger PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 5.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the related preliminary pricing supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information about the Trigger PLUS” at the end of this document.

Preliminary Pricing Supplement No. 345 dated September 25, 2012
Prospectus Supplement dated November 21, 2011
Prospectus dated November 21, 2011

Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

Investment Summary

Trigger Performance Leveraged Upside Securities
The Dual Directional Trigger PLUS due April    , 2015 Based on the Performance of the Common Stock of Apple Inc. (the “Trigger PLUS”) can be used:

▪	As an alternative to direct exposure to Apple Stock that enhances returns for any positive performance of Apple Stock, subject to the maximum payment at maturity.

▪	To obtain an unleveraged positive return for a limited range of negative performance of Apple Stock.

▪	To potentially outperform Apple Stock in a moderately bullish or moderately bearish scenario.

Maturity:	Approximately 2.5 years
Leverage factor:	150% (applicable only if the final share price is greater than the initial share price)
Maximum payment at maturity:	$15.90 to $16.20 per Trigger PLUS (159% to 162% of the stated principal amount), to be determined on the pricing date
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the Trigger PLUS.
Trigger level:	80% of the initial share price
Coupon:	None
Listing:	The Trigger PLUS will not be listed on any securities exchange

All payments on the Trigger PLUS are subject to the credit risk of Morgan Stanley.

Key Investment Rationale
The Trigger PLUS offer the potential for a positive return at maturity based on the absolute value of a limited range of percentage changes of Apple Stock.  At maturity, if Apple Stock has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the assets, subject to the maximum payment at maturity.  If Apple Stock has depreciated in value but by no more than 20%, investors will receive the stated principal amount of their investment plus an unleveraged positive return equal to the absolute value of the percentage decline.  However, if Apple Stock has depreciated by more than 20%, investors will be negatively exposed to the full amount of the percentage decline in Apple Stock and will lose 1% of the stated principal amount for every 1% of decline, without any buffer.  Investors may lose their entire initial investment in the Trigger PLUS.  All payments on the Trigger PLUS are subject to the credit risk of Morgan Stanley.

Leveraged Upside Performance	The Trigger PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in Apple Stock within a certain range of positive performance.
Absolute Return Feature	The Trigger PLUS enable investors to obtain an unleveraged positive return if the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level.
Upside Scenario if Apple Stock Appreciates
The final share price is greater than the initial share price and, at maturity, you receive a full return of principal as well as 150% of the increase in the value of Apple Stock, subject to a maximum payment at maturity of $15.90 to $16.20 per Trigger PLUS (159% to 162% of the stated principal amount).  The actual maximum payment at maturity will be determined on the pricing date.  For example, if the final share price is 10% greater than the initial share price, the Trigger PLUS will provide a total return of 15% at maturity.

Absolute Return Scenario
The final share price is less than or equal to the initial share price but is greater than or equal to the trigger level, which is 80% of the initial share price.  In this case, you receive a 1% positive return on the Trigger PLUS for each 1% negative return on Apple Stock.  For example, if the final share price is 10% less than the initial share price, the Trigger PLUS will provide a total positive return of 10% at maturity.

Downside Scenario
The final share price is less than the trigger level.  In this case, the Trigger PLUS redeem for at least 20% less than the stated principal amount and this decrease will be by an amount proportionate to the decline in the value of Apple Stock on the valuation date.  This amount will be less than $8 per Trigger PLUS.  For example, if the final share price is 30% less than the initial share price, the Trigger PLUS will be redeemed at maturity for a loss of 30% of principal at $7, or 70% of the stated principal amount.  There is no minimum payment at maturity on the Trigger PLUS.

September 2012	Page 2

Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

How the Trigger PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the Trigger PLUS based on the following terms:

Stated principal amount:	$10 per Trigger PLUS
Leverage factor:	150%
Trigger level:	80% of the initial share price
Hypothetical maximum payment at maturity:	$16.05 per Trigger PLUS (160.5% of the stated principal amount)
Minimum payment at maturity:	None

See the next page for a description of how the Trigger PLUS work.

September 2012	Page 3

Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

How it works

▪
Upside Scenario if Apple Stock Appreciates.  If the final share price is greater than the initial share price, the investor would receive the $10 stated principal amount plus 150% of the appreciation of Apple Stock over the term of the Trigger PLUS, subject to the maximum payment at maturity.  Under the hypothetical terms of the Trigger PLUS, an investor will realize the maximum payment at maturity of $16.05 per Trigger PLUS (160.5% of the stated principal amount) at a final share price of approximately 140.33% of the initial share price.

▪	If Apple Stock appreciates 10%, the investor would receive a 15% return, or $11.50 per Trigger PLUS.

▪	If Apple Stock appreciates 50%, the investor would only receive a 60.5% return, or $16.05 per Trigger PLUS, due to the hypothetical maximum payment at maturity.

▪
Absolute Return Scenario.  If the final share price is less than or equal to the initial share price and is greater than or equal to the trigger level of 80% of the initial share price, the investor would receive a 1% positive return on the Trigger PLUS for each 1% negative return on Apple Stock.

▪	If Apple Stock depreciates 10%, the investor would receive a 10% return, or $11.00 per Trigger PLUS.

▪
Downside Scenario.  If the final share price is less than the trigger level of 80% of the initial share price, the investor would receive an amount less than the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in Apple Stock.  This amount will be less than $8 per Trigger PLUS.  There is no minimum payment at maturity on the Trigger PLUS.

▪	If Apple Stock depreciates 30%, the investor would lose 30% of the investor’s principal and receive only $7 per Trigger PLUS at maturity, or 70% of the stated principal amount.

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Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Trigger PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Trigger PLUS.

▪
Trigger PLUS do not pay interest or guarantee return of any principal.  The terms of the Trigger PLUS differ from those of ordinary debt securities in that the Trigger PLUS do not pay interest and do not guarantee the return of any principal at maturity.  Instead, at maturity, you will receive for each $10 stated principal amount of Trigger PLUS that you hold an amount in cash based upon the final share price.  If the final share price is less than the trigger level of 80% of the initial share price, the absolute return feature will no longer be available and the payout at maturity will be an amount in cash that is at least 20% less than the $10 stated principal amount of each Trigger PLUS and this decrease will be by an amount proportionate to the full amount of the decline in the closing price of Apple Stock, without any buffer.  There is no minimum payment at maturity on the Trigger PLUS, and, accordingly, you could lose your entire initial investment in the Trigger PLUS.

▪
The appreciation potential of the Trigger PLUS is limited.  The appreciation potential of the Trigger PLUS is limited by the maximum payment at maturity of $15.90 to $16.20 per Trigger PLUS, or 159% to 162% of the $10 stated principal amount.  The actual maximum payment at maturity will be determined on the pricing date.  Although the leverage factor provides 150% exposure to any increase in the closing price of Apple Stock as of the valuation date, because the payment at maturity will be limited to 159% to 162% of the $10 stated principal amount, any increase in the final share price over the initial share price by more than approximately 39.33% to approximately 41.33% of the initial share price will not further increase the return on the PLUS.

▪
The market price of the Trigger PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the Trigger PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Trigger PLUS in the secondary market.  We expect that generally the trading price of Apple Stock on any day will affect the value of the Trigger PLUS more than any other single factor.  Other factors that may influence the value of the Trigger PLUS include: the volatility (frequency and magnitude of changes in price) of Apple Stock; geopolitical conditions and economic, financial, political, regulatory or judicial events that affect Apple Stock or stock markets generally and which may affect Apple Inc. (“Apple”) and the price of Apple Stock; interest and yield rates in the market; the dividend rate on Apple Stock, if any; the time remaining until the Trigger PLUS mature; the occurrence of certain events affecting Apple Stock that may or may not require an adjustment to the adjustment factor; and any actual or anticipated changes in our credit ratings or credit spreads.  The price of Apple Stock may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per Trigger PLUS if you try to sell your Trigger PLUS prior to maturity.

▪
The Trigger PLUS are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the Trigger PLUS at maturity and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the Trigger PLUS, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the Trigger PLUS prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the Trigger PLUS.

▪
The amount payable on the Trigger PLUS is not linked to the price of Apple Stock at any time other than the valuation date.  The final share price will be based on the closing price of Apple Stock on the valuation date.  Even if the price of Apple Stock appreciates prior to the valuation date but then drops on the valuation date to below 80% of the initial share price, the payment at maturity will be less, and may be significantly less, than it would have been had the payment at maturity been linked to the price of Apple Stock prior to such drop.  Although the actual price of Apple Stock on the stated maturity date or at other times during the term of the Trigger PLUS may be higher than the final share price, the payment at maturity will be based solely on the closing price of Apple Stock on the valuation date.

▪
Morgan Stanley is not affiliated with Apple.  Apple is not an affiliate of ours and is not involved with this offering in any way.  Consequently, we have no ability to control the actions of Apple, including any corporate actions of the type that would require the calculation agent to adjust the payout to you at maturity.  Apple has no obligation to consider your interests as an

September 2012	Page 5

Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

investor in the Trigger PLUS in taking any corporate actions that might affect the value of your Trigger PLUS. None of the money you pay for the Trigger PLUS will go to Apple.

▪
Morgan Stanley may engage in business with or involving Apple without regard to your interests.  We or our affiliates may presently or from time to time engage in business with Apple without regard to your interests, including extending loans to, or making equity investments in, Apple or its affiliates or subsidiaries or providing advisory services to Apple, such as merger and acquisition advisory services.  In the course of our business, we or our affiliates may acquire non-public information about Apple.  Neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Apple Stock.  These research reports may or may not recommend that investors buy or hold Apple Stock.

▪
Investing in the Trigger PLUS is not equivalent to investing in Apple Stock.  Investing in the Trigger PLUS is not equivalent to investing in Apple Stock.  As an investor in the Trigger PLUS, you will not have voting rights or the right to receive dividends or other distributions or any other rights with respect to Apple Stock.

▪
The Trigger PLUS may come to be based on the closing prices of the common stocks of companies other than Apple.  Following certain corporate events relating to Apple Stock, such as a merger event where holders of Apple Stock would receive all or a substantial portion of their consideration in cash or a significant cash dividend or distribution of property with respect to Apple Stock, you will receive at maturity an amount based on the closing prices of the common stocks of three companies in the same industry group as Apple in lieu of, or in addition to, Apple Stock.  Following certain other corporate events, such as a stock-for-stock merger where Apple is not the surviving entity, you will receive at maturity an amount based on the closing price of the common stock of a successor corporation to Apple.  We describe the specific corporate events that can lead to these adjustments and the procedures for selecting those other reference stocks in the section of called “Description of Trigger PLUS—Antidilution Adjustments”  in the accompanying preliminary pricing supplement.  The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the Trigger PLUS.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the Trigger PLUS at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Trigger PLUS and the cost of hedging our obligations under the Trigger PLUS that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Trigger PLUS or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect Apple Stock.  MS & Co., as calculation agent, will adjust the adjustment factor for certain corporate events affecting Apple Stock, such as stock splits and stock dividends, and for certain other corporate actions involving Apple Stock.  However, the calculation agent will not make an adjustment for every corporate event or every distribution that could affect Apple Stock.  If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the Trigger PLUS may be materially and adversely affected. The determination by the calculation agent to adjust, or not to adjust, an adjustment factor may materially and adversely affect the market price of the Trigger PLUS.

▪
The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.  The Trigger PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Trigger PLUS.  MS & Co. may, but is not obligated to, make a market in the Trigger PLUS.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger PLUS easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger PLUS, the price at which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the Trigger PLUS, it is likely that there would be no secondary market for the Trigger PLUS.  Accordingly, you should be willing to hold your Trigger PLUS to maturity.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the Trigger PLUS.  As calculation agent, MS & Co. will determine the initial share price and the final share price, including whether the share price has decreased to or below the trigger level, and calculate the amount of cash you will receive at maturity, if any, and whether a market disruption event has occurred or any antidilution adjustment is required.  Determinations made by MS

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Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

& Co., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of the final share price (and of any antidilution adjustments), may adversely affect the payout to you at maturity.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the Trigger PLUS.  One or more of our subsidiaries expect to carry out hedging activities related to the Trigger PLUS (and possibly to other instruments linked to Apple Stock), including trading in Apple Stock and in options contracts on Apple Stock, as well as in other instruments related to Apple Stock.  Some of our subsidiaries also trade Apple Stock and other financial instruments related to Apple Stock on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to pricing date could potentially increase the initial share price and, therefore, could increase the price at which Apple Stock must close on the valuation date so that investors do not suffer a loss on their initial investment in the Trigger PLUS.  Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date, could adversely affect the closing price of Apple Stock on the valuation date and, accordingly, the amount of cash investors will receive at maturity.

▪
The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain. Please read the discussion under “Additional provisions―Tax considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS.

As discussed in the Tax Disclosure Sections, there is a risk that Section 871(m) of the Internal Revenue Code of 1986, as amended, could apply, in which case payments or deemed payments made to non-U.S. persons after December 31, 2012 on the Trigger PLUS, to the extent that they are treated, under applicable Treasury regulations, as being contingent upon or adjusted to reflect any U.S.-source dividend paid with respect to the underlying stock, are likely to be subject to withholding (up to 30%, depending on whether a treaty applies).

If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the Trigger PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue into income original issue discount on the Trigger PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Trigger PLUS as ordinary income.  Because the Trigger PLUS provide for the return of principal except where the final share price has declined below the trigger level, the risk that a Trigger PLUS would be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked securities that do not contain similar provisions.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Trigger PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Trigger PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Trigger PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Trigger PLUS, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

September 2012	Page 7

Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

Apple Stock Overview

Apple Inc. designs, manufactures and markets mobile communication and media devices, personal computers, and portable digital music players, and sells a variety of related software, services, peripherals, networking solutions, and third-party digital content and applications.  Apple Stock is registered under the Exchange Act.  Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “Commission”).  Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission.  The address of the Commission’s website is.www.sec.gov.  Information provided to or filed with the Commission by Apple Inc. pursuant to the Exchange Act can be located by reference to Commission file number 000-10030.  In addition, information regarding Apple Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

Information as of market close on September 24, 2012:

Bloomberg Ticker Symbol:	AAPL	52 Weeks Ago:	$404.30
Current Share Price:	$690.79	52 Week High (on 9/19/2012):	$702.10
Current Dividend Yield:	1.54%	52 Week Low (on 11/25/2011):	$363.57

The following graph sets forth the daily closing values of Apple Stock for the period from January 1, 2007 through September 24, 2012.  The related table sets forth the published high and low closing prices, as well as the end-of-quarter closing prices, of Apple Stock for each quarter in the same period.  The closing price of Apple Stock on September 24, 2012 was $690.79.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The historical closing prices of Apple Stock should not be taken as an indication of future performance, and no assurance can be given as to the price of Apple Stock on the valuation date.

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Dual Directional Trigger PLUS due April    , 2015 Based on the Common Stock of Apple Inc.
Trigger Performance Leveraged Upside SecuritiesSM

Common Stock of Apple Inc. (CUSIP 037833100)	High ($)	Low ($)	Period End ($)
2007
First Quarter	97.10	83.27	92.91
Second Quarter	125.09	90.24	122.04
Third Quarter	154.50	117.05	153.47
Fourth Quarter	199.83	153.76	198.08
2008
First Quarter	194.93	119.15	143.50
Second Quarter	189.96	147.14	167.44
Third Quarter	179.55	105.26	113.66
Fourth Quarter	111.04	80.49	85.35
2009
First Quarter	109.87	78.20	105.12
Second Quarter	144.67	108.69	142.43
Third Quarter	186.15	135.40	185.35
Fourth Quarter	211.64	180.86	210.73
2010
First Quarter	235.85	192.05	235.00
Second Quarter	274.07	235.86	251.53
Third Quarter	292.32	239.93	283.75
Fourth Quarter	325.47	278.64	322.56
2011
First Quarter	363.13	326.72	348.51
Second Quarter	353.01	315.32	335.67
Third Quarter	413.45	343.26	381.32
Fourth Quarter	422.24	363.57	405.00
2012
First Quarter	617.62	411.23	599.55
Second Quarter	636.23	530.12	584.00
Third Quarter (through September 24, 2012)	702.10	574.88	690.79

We make no representation as to the amount of dividends, if any, that Apple Inc. may pay in the future. In any event, as an investor in the Trigger PLUS, you will not be entitled to receive dividends, if any, that may be payable on Apple Stock.

This document relates only to the Trigger PLUS offered hereby and does not relate to Apple Stock or other securities of Apple.  We have derived all disclosures contained in this document regarding Apple from the publicly available documents described in the preceding paragraph.  In connection with the offering of the Trigger PLUS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Apple in connection with the offering of the Trigger PLUS.  Neither we nor the Agent makes any representation that such publicly available documents are or any other publicly available information regarding Apple is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of Apple Stock (and therefore the price of Apple Stock at the time we price the Trigger PLUS) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Apple could affect the value received at maturity with respect to the Trigger PLUS and therefore the trading prices of the Trigger PLUS.

Neither we nor any of our affiliates makes any representation to you as to the performance of Apple Stock.

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Additional Information About the Trigger PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
Postponement of maturity date:
If, due to a market disruption event or otherwise, the valuation date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the valuation date as postponed.

Additional information related to calculating the final share price:
If a market disruption event occurs with respect to Apple Stock, the calculation agent may determine the final share price in accordance with the procedures set forth in the accompanying preliminary pricing supplement.  You should refer to the section “Description of Trigger PLUS—Closing Price” in the accompanying preliminary pricing supplement for more information.

Following certain corporate events relating to Apple Stock, the calculation agent may make the antidilution adjustments in accordance with the procedures set forth in the accompanying preliminary pricing supplement for PLUS.  You should refer to the section “Description of Trigger PLUS—Antidilution Adjustments” in the accompanying preliminary pricing supplement for more information.

Minimum ticketing size:	$10 / 100 Trigger PLUS
Tax considerations:
You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Trigger PLUS offered under this document and is superseded by the following discussion.

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Trigger PLUS due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a Trigger PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Assuming this treatment of the Trigger PLUS is respected, the following U.S. federal income tax consequences should result based on current law:
	▪	a U.S. Holder should not be required to recognize taxable income over the term of the Trigger PLUS prior to settlement, other than pursuant to a sale or exchange;
▪
upon sale, exchange or settlement of the Trigger PLUS, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Trigger PLUS.  Such gain or loss should be long-term capital gain or loss if the investor has held the Trigger PLUS for more than one year, and short-term capital gain or loss otherwise.

The U.S. Treasury Department recently released proposed regulations under Section 871(m) of the Internal Revenue Code of 1986, as amended, which requires withholding (up to 30%, depending on whether a treaty applies) on payments or deemed payments made to non-U.S. persons on certain financial instruments to the extent that such payments are contingent upon or determined by reference to U.S.-source dividends.  While significant aspects of the application of these regulations to the Trigger PLUS are uncertain, if the proposed regulations were finalized in their current form, non-U.S. investors should be aware that payments or deemed payments made after December 31, 2012 on the Trigger PLUS, to the extent that they are treated, under the applicable Treasury regulations, as being contingent upon or adjusted to reflect any dividend paid with respect to the underlying stock, are likely to be subject to withholding.  If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.  Please read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Trigger PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be

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subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Trigger PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the Trigger PLUS should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Trigger PLUS, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying preliminary pricing supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Trigger PLUS.

Trustee:	The Bank of New York Mellon
Calculation agent:	MS & Co.
Use of proceeds and hedging:
The net proceeds we receive from the sale of the Trigger PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Trigger PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the Trigger PLUS by taking positions in Apple Stock and in futures and options contracts on Apple Stock, or in any other securities or instruments that we may wish to use in connection with such hedging.  Such purchase activity could potentially increase the price of Apple Stock on the pricing date, and therefore the trigger level and the price at which Apple Stock must close on the valuation date so that investors do not suffer a loss on their initial investment in the Trigger PLUS.  For further information on our use of proceeds and hedging, see “Description of Trigger PLUS—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Trigger PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Trigger PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Trigger PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Trigger PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided

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further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Trigger PLUS.

Because we may be considered a party in interest with respect to many Plans, the Trigger PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Trigger PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Trigger PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Trigger PLUS on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Trigger PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The Trigger PLUS are contractual financial instruments.  The financial exposure provided by the Trigger PLUS is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Trigger PLUS.  The Trigger PLUS have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Trigger PLUS.

Each purchaser or holder of any Trigger PLUS acknowledges and agrees that:
(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Trigger PLUS, (B) the purchaser or holder’s investment in the Trigger PLUS, or (C) the exercise of or failure to exercise any rights we have under or with respect to the Trigger PLUS;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Trigger PLUS and (B) all hedging transactions in connection with our obligations under the Trigger PLUS;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and
(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Trigger PLUS has exclusive responsibility for ensuring that its purchase, holding and disposition of the Trigger PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Trigger PLUS to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Trigger PLUS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation

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(such as, for example, an addition to bonus) based on the purchase of the Trigger PLUS by the account, plan or annuity.
Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the Trigger PLUS, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest:
The agent may distribute the securities through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. LLC, a fixed sales commission of $0.225 for each Trigger PLUS they sell.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See "Description of Trigger PLUS—Plan of Distribution; Conflicts of Interest" and “—Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and the preliminary pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the prospectus in that registration statement, the prospectus supplement and the preliminary pricing supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the preliminary pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov.as follows:
Preliminary Pricing Supplement No. 345 dated September 25, 2012 Prospectus Supplement dated November 21, 2011 Prospectus dated November 21, 2011

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or in the prospectus.  As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

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